
44

Tommy Stephenson (He/Him) · 3rd

CTO at TruTrace Technologies, Inc., CEO at Heated Details Design & Development

Greater Seattle Area · **Contact info**

500+ connections

TruTrace Technologies, Inc.

Experience

Chief Technology Officer
TruTrace Technologies, Inc.
May 2018 – Present · 3 yrs 8 mos
Vancouver, British Columbia

BLOCKStrain Technology Corp. (CSE: TTT - OTC: TTTSF) has developed the first integrated blockchain platform that registers and tracks intellectual property for the cannabis industry. Strain protection and genetic identification are major issues for growers and breeders, and this new technology allows them to identify and secure rights to their valuable intellectual property (IP). The BLOCKStrain platform also streamlines the administrative process of genetic and mandatory quality-control testing for legal cannabis, cutting the administrative time and expense in half.

...see more

CEO
Heated Details, Inc
Sep 1998 – Present · 23 yrs 4 mos
Greater Seattle Area

CTO
Globatom
May 2016 – Aug 2018 · 2 yrs 4 mos
Seattle, WA

CTO
Ghost Group
Sep 2014 – Jan 2016 · 1 yr 5 mos
Orange County, California Area

Online Technology Specialist
SaltWorks
2003 – 2005 · 2 yrs

Show 2 more experiences